October 28, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Matrix Advisors Value Fund, Inc.

Ladies and Gentlemen:

We represent Matrix Advisors Value Fund, Inc. (the “Fund”) in connection with its filing of Post-Effective Amendment No. 34 (the “Post-Effective Amendment”) to the Fund’s Registration Statement (Registration Nos. 002-84222; 811-03758) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer

Matrix Asset Advisors, Inc.
747 Third Avenue, 31st Floor
New York, New York 10017

October 29, 2010

VIA EDGAR TRANSMISSION

Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington D.C.  20549

Re:	Matrix Advisors Value Fund, Inc. (the “Company”)
File Nos.: 002-84222 and 811-03758

Dear Ms. Browning:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your October 13, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC regarding the Company’s Post-Effective Amendment (“PEA”) No. 33 to its registration statement on Form N-1A.  PEA No. 33 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 31, 2010, and will become effective on October 30, 2010.  The purpose of PEA No. 33 was to conform the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Company is filing this PEA No. 34 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

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The Company’s responses to your comments are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Company’s registration statement.

RESPONSES TO ORAL COMMENTS RECEIVED OCTOBER 13, 2010

Summary Section (Fees and Expenses) of the Fund

1.
To the extent applicable, please add disclosure to Footnote 1 to the “Fees and Expenses” table stating that Matrix Asset Advisors, Inc. (the “Advisor”) may recoup any expenses paid or advisory fees waived for the appropriate preceding periods.

The Company responds by adding the following disclosure to Footnote 1:

The Advisor is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years.  This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap.

2.	Please confirm that the Fund’s Operating Expense Limitation Agreement has been filed as an exhibit to the Registration Statement.

The Company responds by confirming that the Revised Operating Expense Limitation Agreement is being filed as exhibit (h)(2) to this PEA No. 34.

3.
Please confirm that, if applicable, any expenses excluded from the Fund’s Expense Cap as described in Footnote 1 to the Fees and Expenses table (e.g., acquired fund fees and expenses) have been added back to the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” and therefore included in the calculations for the Expense Example.

The Company responds by confirming that the Fund has not incurred any applicable expenses which are excluded from the Expense Cap.

4.
Please remove the parenthetical from the Expense Example stating “(taking into account the contractual expense limitation for 1 year)” so that the disclosure conforms exactly to the language reflected in Item 3 of Form N-1A.

The Company responds by removing the referenced parenthetical.

Summary Section (Principal Investment Strategies and Principal Investment Risks)

5.
Please clarify whether the Fund has principal investments in other types of equity securities besides common stock.  If not, please replace references to “equity investments” with “common stocks.”  If the Fund does have principal investments in other types of equity securities, please list those other securities (i.e., preferred stocks, convertible securities, etc.).

The Company confirms that the Fund’s principal investments are primarily in common stocks.  The Company will replace references to “equity securities” with “common stock” as suggested.  Any investments in other types of equity securities such as preferred stocks or convertible securities will likely amount to less than 15% of the Fund’s assets.  Accordingly, disclosure about such investments is located in the Fund’s Statement of Additional Information.

6.	Please provide clarification regarding the quote stating “Buy value…it will out [perform].” Who is being quoted?

The Company responds by revising this section to generically discuss the underlying principle of value investing that is currently addressed in the quote.  The specific quote has been removed.

7.	The Prospectus states that the Fund may invest in any sector. Please clarify whether the Fund emphasizes any one sector in particular.

The Company responds supplementally by stating that the Fund does not emphasize any one sector in particular.  From time to time, the Fund’s investments may be heavier in one sector over another, but such emphasis may shift.

Summary Section (Performance)

8.	Please consider relocating the paragraph discussing after tax returns so that it appears before the “Average Annual Total Returns” table.

The Company responds by relocating the disclosure as suggested.

Summary Section (Management)

9.	Please consider adding the heading “Management” before the table listing the Fund’s Investment Advisor and Portfolio Manager.

The Company responds by adding the heading as suggested.

Summary Section (Tax Information)

10.	Please consider deleting the second sentence under “Tax Information”. Alternatively, the sentence may be relocated to a section outside of the Summary Section.

The Company responds by deleting the sentence as suggested.

Investment Objective and Principal Investment Strategies

11.
In the fourth paragraph under the sub-heading “Classic Valuation Analysis,” it states that the Fund “anticipates that it will have a low rate of portfolio turnover.”  Please consider rephrasing the sentence so that it is written in current tense.

The Company responds by rephrasing the sentence as suggested so that it reads as follows:

The Fund has generally had ~~anticipates that it will have~~ a low rate of portfolio turnover, which may lead to lower transaction costs and may help to improve Fund performance.

Shareholder Information (How to Buy Shares)

12.	On page 8 please clarify that shareholder orders sent to financial intermediaries have the same effect as if they were placed directly with the Transfer Agent.

The Company responds by adding clarifying disclosure as suggested.

Shareholder Information (How to Sell Shares)

13.	If applicable, please disclose under what circumstances the Fund has the right to reject redemption orders and how much notice a shareholder would be given of such rejection.

The Company responds by stating supplementally that the Fund has not reserved the right to reject redemption orders (although the Fund does assess a 1.00% fee on redemptions of Fund shares purchased and held for 60 days or less).  If a shareholder’s request to redeem Fund shares is in good order according to the guidelines as stated in the Prospectus, the redemption order will be filled.

Shareholder Information (Fair Value Pricing)

14.	Please clarify who is responsible for determining Fair Value prices. The third sentence of the paragraph appears to be missing reference to the responsible party.

The Company responds by clarifying in the referenced sentence that the Advisor is responsible for determining a security’s fair value using procedures established by the Board of Directors.

Shareholder Information (Frequent Trading)

15.
Please confirm that the frequent trading disclosure addresses the requirements of Item 11(e)(4)(i) and (ii) of Form N-1A by addressing whether or not the Fund discourages frequent purchases and redemptions and whether or not the Fund accommodates frequent purchases and redemptions.

The Company responds by confirming supplementally that the disclosure as written addresses the requirements of Item 11(e)(4)(i) and (ii) of Form N-1A.  The first sentence of the paragraph states that the Fund discourages short-term trading.  A new sentence has been added to the last paragraph of the section as follows: “The Fund will not accommodate frequent trading of Fund shares.”

16.	If applicable, please describe any additional procedures the Fund has for detecting frequent traders at the omnibus level.

The Company responds by confirming that the procedures described on pages 13 and 14 of the Prospectus accurately summarize the Fund’s procedures for identifying frequent traders at the omnibus level.  If frequent trading is suspected at an omnibus level, financial intermediaries must, upon request, provide the Fund with certain shareholder and identity trading information so that the Fund can enforce its market timing policies.

Statement of Additional Information (Investment Objective and Policies)

17.	Please confirm that all of the Fund’s non-principal investment strategies are disclosed in the SAI.

The Company responds by confirming that all of the Fund’s non-principal investment strategies are disclosed in the SAI.

18.
Confirm that if any of the Fund’s principal investment strategies and the risks associated therewith are disclosed in the SAI, that such principal investment strategies and the risks associated therewith are also disclosed in the Prospectus, or revise the Prospectus accordingly.

The Company responds by confirming that the Fund’s principal investment strategies and the risks associated therewith that are disclosed in the SAI are also disclosed in the Prospectus.

19.	Please consider organizing the disclosure in the SAI into two categories — Principal Investment Strategies and Non-Principal Investment Strategies.

The Company responds by indicating that it has added appropriate language in the “Investment Objective and Policies” section to distinguish the Fund’s principal investment strategies from its non-principal investment strategies.

20.
On page B-5 of the SAI, it indicates that the Fund is permitted to invest in options.  Please confirm that this is the only type of derivative in which the Fund may invest.  If there are other types of derivatives, please specifically describe (1) the other types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized.  Please consult the SEC Letter to the Investment Company Institute dated July 30, 2010.

The Company responds by confirming that options are the only types of derivatives in which the Fund may invest and such investments are part of a non-principal investment strategy.  The Company believes that the disclosure as written appears to adequately meet the factors described above.

21.	Please add disclosure about the Fund’s ability to invest in illiquid securities.

The Company responds by adding the following disclosure to the SAI:

Illiquid Securities

The Fund may not invest more than 5% of the value of its net assets in illiquid securities.  The Advisor will monitor the amount of illiquid securities in the Fund’s portfolio, under the supervision of the Board, to ensure compliance with this investment restriction.

Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days.  Securities which have not been registered under the 1933 Act are referred to as private placement or restricted securities and are purchased directly from the issuer or in the secondary market.  Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation.  Limitations on resale may have an adverse effect on the marketability of portfolio securities, and the Fund might be unable to sell restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemption requests within seven days.  The Fund might also have to register such restricted securities in order to sell them, resulting in additional expense and delay.  Adverse market conditions could impede such a public offering of securities.

22.
If applicable, please disclose whether the Fund has adopted a non-fundamental policy regarding whether the Fund will send shareholders 60 days’ notice before the Fund changes its principal investment strategies.

The Company responds by noting that the Fund’s investment objective and investment strategies are not designated as “fundamental policies” within the meaning of the 1940 Act and may be changed by the Board of Directors without shareholder approval.  The Company has not adopted a non-fundamental policy requiring prior notice to shareholders before the Fund implements changes to its principal investment strategies; however, the Fund does intend to provide prior notice to shareholders before implementing changes to its principal investment strategies.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/David A. Katz
David A. Katz
President
Matrix Asset Advisors, Inc.

cc:           Carol Gehl, Esq., Godfrey & Kahn, S.C.